Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268738

Prospectus Supplement

(To the Prospectus Dated December 15, 2022)

1,548,502 Shares of Common Stock

Under that certain prospectus, dated December 15, 2022 (the “Prospectus”), filed as part of our registration statement on Form S-1 (File No. 333-268738), NovaBay Pharmaceuticals, Inc. (the “Company”) registered for resale, from time to time, by the selling stockholders named therein (“Selling Stockholders”) up to 1,548,502 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), issuable upon: (i) the conversion of shares of our Series C Non-Voting Convertible Preferred Stock, par value $0.01 per share (the “Series C Preferred Stock”), (ii) the exercise of our short-term Series A-1 warrants to purchase Common Stock (the “Short-Term Warrants”), and (iii) the exercise of our long-term Series A-2 warrants to purchase Common Stock (the “Long-Term Warrants” and, together with the Short-Term Warrants, the “2022 Warrants”). The Series C Preferred Stock and the 2022 Warrants were issued by the Company to the Selling Stockholders in a private placement pursuant to a Securities Purchase Agreement, dated September 9, 2022, entered into by the Company and each of the Selling Stockholders.

This prospectus supplement (this “Supplement”) modifies, supersedes and supplements certain information contained or incorporated by reference in the Prospectus. This Supplement should be read in conjunction with the Prospectus, which is to be delivered with this Supplement. If there is any inconsistency between the information in the Prospectus and this Supplement, you should rely on the information in this Supplement. This Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus, including any future amendments or supplements to it. You should read the entire Prospectus and any amendments or supplements carefully before you make an investment decision.

On November 15, 2022, we effected a 1-for-35 reverse stock split of our outstanding Common Stock (the “Reverse Stock Split”). All share numbers and share price data included in this Supplement have been adjusted to give effect to the Reverse Stock Split.

Our Common Stock is listed on the NYSE American under the symbol “NBY.” The last reported sale price of our Common Stock on May 30, 2023 was $0.65 per share.

Investing in our Common Stock involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks that we have described under the caption “Risk Factors” on page 8 of the Prospectus and in the documents incorporated by reference into the Prospectus and in any amendments or supplements to it.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

2023 PRIVATE PLACEMENT AND WARRANT AMENDMENT AGREEMENTS

As disclosed in the Company’s Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on April 27, 2023 (the “Current Report”), we entered into a Securities Purchase Agreement (the “2023 Securities Purchase Agreement”) with certain existing accredited institutional investors (the “2023 Purchasers”) that provided for the issuance and sale in a private placement transaction (the “2023 Private Placement”) of (i) $3.3 million aggregate principal amount of Original Issue Discount Senior Secured Convertible Debentures Due November 1, 2024 (the “Debentures”), which may be converted or redeemed into up to an aggregate of 2,538,464 shares of Common Stock, (ii) new long-term Series B-1 warrants to purchase Common Stock, which are exercisable for up to an aggregate of 2,538,464 shares of Common Stock (“2023 Long-Term Warrants”), and (iii) new short-term Series B-2 warrants to purchase Common Stock, which are exercisable for up to an aggregate of 2,538,464 shares of Common Stock (the “2023 Short-Term Warrants” and together with the 2023 Long-Term Warrants, the “2023 Warrants”). The closing of the 2023 Private Placement occurred on May 1, 2023 (the “Private Placement Closing”). In connection with the Private Placement Closing, Common Stock purchase warrants that the Company previously issued to the 2023 Purchasers and to other existing investors in prior private placements and warrant reprice transactions who participated in the 2023 Private Placement were amended to lower the exercise price from $6.30 per share to $1.50 per share pursuant to a Warrant Amendment Agreement (“Warrant Amendment Agreement”). The Selling Stockholders who participated in the 2023 Private Placement, Armistice Capital Master Fund Ltd., Bigger Capital Fund, LP and District 2 Capital Fund LP, each entered into a Warrant Amendment Agreement. The 2022 Warrants held by the other Selling Stockholder who did not participate in the 2023 Private Placement and did not enter into a Warrant Amendment Agreement, will continue to have an exercise price of $6.30 per share.

Since not all of the Selling Stockholders participated in the 2023 Private Placement, references in the Prospectus, as amended by this Supplement, to the exercise price shall be $1.50 only for the 2022 Warrants held by the Selling Stockholders listed above who were 2023 Purchasers, and references to the exercise price for all Warrants held by the Selling Stockholder that was not a 2023 Purchaser will remain as $6.30 per share.

Additionally, the Certificate of Designation of Preferences, Rights and Limitations of Series C Non-Voting Convertible Preferred Stock (the “Series C Certificate of Designation”) provides for anti-dilution protections in the event that the Company grants any right to reprice any Company security or issue a new Company security that would entitle the holder to acquire Common Stock at an effective price per share that is lower than the conversion price of the Series C Preferred Stock, which is referred to as “full-ratchet” anti-dilution protection. As a result of the issuance of the Debentures at the conversion price of $1.30 and the 2023 Warrants having an exercise price at $1.30 per share, such anti-dilution protections were triggered resulting in the conversion price of each share of Series C Preferred Stock, which were convertible at a conversion price of $6.30 into 159 shares of Common Stock, being automatically adjusted downward to now be convertible at a conversion price of $1.30 into 770 shares of Common Stock. As a result of this conversion price adjustment, an additional 7,863,570 shares of Common Stock became issuable upon conversion of the outstanding Series C Preferred Stock, which additional shares will be registered under a separate resale registration statement on Form S-1 filed with the U.S. Securities and Exchange Commission.

This Supplement is being filed to update the information in the Prospectus with the information summarized above and contained in the Current Report.

The date of this prospectus supplement is May 31, 2023.